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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. ___)*

PHOTON DYNAMICS INC.

(Name of Issuer)

COMMON SHARES

(Title of Class of Securities)

719364101

(CUSIP Number)

July 23, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] [X] [ ]	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 719364101
Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Allianz Aktiengesellschaft FEIN 98-0122343
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,380,600
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 1,380,600
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,380,600
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.8%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

SCHEDULE 13G

CUSIP No. 719364101
Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Fireman's Fund Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 769,600
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 769,600
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 769,600
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IC

Item 1.
(a).	Name of Issuer: Photon Dynamics Inc.
(b).	Address of Issuer’s Principal Executive Offices: 6325 San Ignacio Avenue, San Jose, California 95119
Item 2.
(a).	Name of Person Filing: Allianz Aktiengesellschaft Fireman's Fund Insurance Company
(b).	Address of Principal Business Office or, if None, Residence:

Allianz Aktiengesellschaft, Königinstrasse 28, 80802
      Munich, Federal Republic of Germany

Fireman's Fund Insurance Company, 777 San Marin
      Drive, Novato, California 94998

(c).	Citizenship: See Item 4 on page 2. See Item 4 on page 3.
(d).	Title of Class of Securities: The title of the securities is common shares (the “Common Shares”).
(e).	CUSIP Number: 719364101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a).	[ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b).	[ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c).	[ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d).	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e).	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f).	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g).	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h).	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i).	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j).	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
See Item 9 on Page 2. See Item 9 on Page 3.
(b)	Percent of class: See Item 11 on page 2. See Item 11 on page 3.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote:
See Item 5 on page 2. See Item 5 on page 3.
(ii)	Shared power to vote or to direct the vote:
See Item 6 on page 2. See Item 6 on page 3.
(iii)	Sole power to dispose or direct the disposition of:
See Item 7 on page 2. See Item 7 on page 3.
(iv)	Shared power to dispose or to direct the disposition of:
See Item 8 on page 2. See Item 8 on page 3.
Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

           Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

           Certain of the Common Shares are held in a fiduciary capacity for third parties. Allianz Aktiengesellschaft and Fireman's Fund Insurance Company disclaim beneficial ownership of such Common Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

           Allianz Aktiengesellschaft and the following subsidiaries of Allianz Aktiengesellschaft hold Common Shares of Photon Dynamics Inc.: Fireman’s Fund Insurance Company, Allianz Kapitalanlagegesellschaft mbH, Allianz Lebensversicherungs-Aktiengesellschaft and other Allianz Aktiengesellschaft subsidiaries, each of which holds less than one percent (1%) of the Common Shares of Photon Dynamics Inc.

Item 8.	Identification and Classification of the Members of the Group.

           Not applicable

Item 9.	Notice of Dissolution of Group.

           Not applicable

Item 10.	Certification.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

JULY 25, 2001

Date
ALLIANZ AKTIENGESELLSCHAFT
/s/ Helmut Perlet

Signature
Dr. Helmut Perlet/Member of the Management Board

Name/Title
/s/ Giovanni Salerno

Signature
Dr. Giovanni Salerno/ Compliance

Name/Title

FIREMAN'S FUND INSURANCE COMPANY
/s/ Katherine H. Crocker

Signature
Katherine H. Crocker/ Vice President and Associate General Counsel

Name/Title